*FOIA Confidential Treatment Request* Confidential Treatment Requested by SteadyMed Ltd. in connection with Registration Statement on Form S-1 filed on February 6, 2015

Michael E. Tenta T: +1 650 843 5636 mtenta@cooley.com	VIA EDGAR

March 3, 2015

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.
Washington, D.C. 20549

Attn:	Jeffrey P. Riedler
Matthew Jones
Sasha Parikh
Joel Parker

Re:	SteadyMed Ltd.
Registration Statement on Form S-1
Filed February 6, 2015
File No. 333-201949

Ladies and Gentlemen:

On behalf of our client, SteadyMed Ltd., a company incorporated under the laws of Israel (the “Company”), in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated October 14, 2014 (the “Comment Letter”), relating to the Company’s Registration Statement on Form S-1 (File No. 333-201949), originally confidentially submitted with the Commission on September 17, 2014, filed by the Company with the Commission on February 6, 2015 (the “Registration Statement”), we submit this supplemental letter to further address comment 17 of the Comment Letter.

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by the Company’s request for confidential treatment for selected portions of this letter. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. For the Staff’s reference, we have enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations, as well as a copy of this correspondence, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.

For the convenience of the Staff, we have recited the prior comment from the Staff in italicized type and have followed the comment with the Company’s response.

[*]Certain confidential information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

FIVE PALO ALTO SQUARE, 3000 EL CAMINO REAL, PALO ALTO, CA 94306-2155  T: (650) 843-5000  F: (650) 849-7400  WWW.COOLEY.COM

U.S. Securities and Exchange Commission March 3, 2015 Page Two

Staff Comment and Company Response

Stock-based Compensation Expense, page 68

17.                               We may have additional comments on your accounting for stock compensation or any beneficial conversion features. Once you have disclosed an estimated offering price, please provide us with an analysis explaining significant differences between the estimated offering price and the fair value of material recent equity issuances prior to the date of effectiveness.

Response

The Company advises the Staff that the Company preliminarily estimates a price range of [*] to [*] per share (the “Price Range”) for its initial public offering (the “IPO”), which takes into account a forward share split of [*] shares, effected by way of an issuance of shares for each currently outstanding ordinary share of the Company’s capital stock (the “Share Split”). The preliminary Price Range has been estimated based, in part, upon current market conditions, the Company’s financial condition and prospects and input received from the lead underwriters, including discussions that took place on [*] between senior management and the board of directors of the Company and representatives of Wells Fargo Securities, LLC and RBC Capital Markets, LLC. The Price Range does not take into account the current lack of liquidity for the Company’s ordinary shares and assumes a successful IPO with no weighting attributed to any other outcome for the Company’s business, such as remaining a privately-held company or being sold in an acquisition transaction. Prior to February 10, 2015, the Company and underwriters had not had any specific discussions regarding the Price Range.

The Company expects to include the Price Range and a description of the Share Split in an amendment to the Registration Statement that would shortly precede the commencement of the Company’s road show.  We are providing this information to you supplementally to facilitate your review process.

The Company supplementally advises the Staff that, as described beginning on page 67 of the Registration Statement, the Company performs timely per share valuations of the Company’s ordinary shares to assist the Company’s board of directors (the “Board”) in its determination of the per share fair value of ordinary shares for purposes of granting equity awards. The Board considers numerous objective and subjective factors, including the factors set forth on page 68 of the Registration Statement, the likelihood of the IPO and the most recent valuation report prepared by the Company and a third-party valuation firm. The Board, as applicable, also determines that the assumptions and inputs used in connection with such valuations reflect the Board’s and management’s best estimate of the business condition, prospects and operating performance of the Company at each valuation date.

[*]Certain confidential information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

3175 HANOVER STREET, PALO ALTO, CA 94304-1130 T: (650) 843-5000 F: (650) 849-7400 WWW.COOLEY.COM

U.S. Securities and Exchange Commission March 3, 2015 Page Three

The following table outlined all stock option awards that were granted between July 7, 2014 and the date of this letter:

Option Grant Date	Number of Options Granted	Fair Value Per Share of Ordinary Shares at Grant Date	Exercise Price
July 7, 2014	328,716	$3.61	$3.61
July 30, 2014	11,238	$3.61	$3.61
September 16, 2014	167,392	$3.61	$3.61
October 13, 2014	7,750	$3.96	$3.96
January 24, 2015	248,798	$5.84	$5.84

In the recent year the Company made the following equity issuances -

•                  No share options were granted from January 1, 2014 to July 6, 2014. On July 7, 2014 and July 30, 2014, the Company granted 328,716 and 11,238 share options, respectively, to certain grantees at an exercise price of $3.61 per share (such share and price numbers adjusted to reflect the Share Split).  Following the above grant, on July 7, 2014, 374,418 share options were modified by reduction of the exercise price of all outstanding share options which were previously granted to certain employees at an exercise price which exceeded $3.61 per share down to $3.61 per share, representing the underlying fair value of the Ordinary Share at that date.

•                  On September 16, 2014, the Company granted 167,392 share options to certain grantees at an exercise price of $3.61 per share (such share and price numbers adjusted to reflect the Share Split). 159,642 out of the aforementioned share options commence vesting only upon the consummation of an IPO over a vesting period of three years and accordingly, the relative share based compensation for accounting purposes will be recorded only upon the performance condition being met.

•                  On October 13, 2014, the Company made insignificant grants of 7,750 share options to certain grantees at an exercise price of $3.96 per share (such share and price numbers adjusted to reflect the Share Split).

•                  On January 24, 2015, the Company granted 248,798 share options to certain grantees at an exercise price of $5.84 per share (such share and price numbers adjusted to reflect the Share Split). The Company has not granted any other equity awards since January 24, 2015.

It should be noted that on January 24, 2015, the Company issued 1,445,966 shares of Series E Preferred Stock at $8.49 per share (such share and price numbers adjust to reflect the Share Split) to certain new and existing investors. This issuance was the third

[*]Certain confidential information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

3175 HANOVER STREET, PALO ALTO, CA 94304-1130 T: (650) 843-5000 F: (650) 849-7400 WWW.COOLEY.COM

U.S. Securities and Exchange Commission

March 3, 2015

Page Four

closing of the Series E Preferred Stock; the other two closings having occurred in February 2014 and April 2014.

Ordinary share valuation methodologies

The valuations discussed below were performed in accordance with applicable elements of the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation (“Practice Aid”). The Practice Aid prescribes several valuation approaches for estimating the value of an enterprise, such as the cost, market and income approaches, and various methodologies for allocating the value of an enterprise to its ordinary share.

The Practice Aid identifies various available methods for allocating enterprise value across classes and series of capital stock to determine the estimated fair value of an ordinary share at each valuation date. In accordance with the Practice Aid, the Company considered the following methods:

•                  Option Pricing Method. Under the option pricing method, or OPM, shares are valued by creating a series of call options with exercise prices based on the liquidation preferences and conversion terms of each equity class. The estimated fair values of the preferred and ordinary share are inferred by analyzing these options.

•                  Probability-Weighted Expected Return Method. The probability-weighted expected return method, or PWERM, is a scenario-based analysis that estimates value per share based on the probability-weighted present value of expected future investment returns, considering each of the possible outcomes available to the Company, as well as the economic and control rights of each share class.

•                  Hybrid Method. The hybrid method is a combination of PWERM and OPM. The hybrid method can be a useful alternative to explicitly modeling all PWERM scenarios when the company has transparency into one or more near term exits but is unsure about what will occur if the current plans fall through.

Based on the Company’s stage of development, current IPO plans and other relevant factors, the Company determined that the Hybrid Method was the most appropriate method for determining the estimated fair value of the Company’s ordinary shares.

Contemporaneous ordinary share valuations

In determining the estimated fair value of the ordinary shares underlying the stock options granted, the Company’s board of directors considers the most recent contemporaneous independent third-party valuation of the Company’s ordinary share and an assessment of additional objective and subjective factors it believes to be relevant as of the grant date. The additional factors considered when determining any changes in estimated fair value between

[*]Certain confidential information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

3175 HANOVER STREET, PALO ALTO, CA 94304-1130 T: (650) 843-5000 F: (650) 849-7400 WWW.COOLEY.COM

U.S. Securities and Exchange Commission

March 3, 2015

Page Five

the most recent contemporaneous valuation and the grant date include, when applicable, the prices paid in the Company’s recent financing of Series E Preferred Shares at a price of $8.49 per share in the initial closing in February 2014, deferred closing in April 2014 and additional expansion in January 2015, the Company’s stage of development, the Company’s clinical, operating and financial performance and business and financial market conditions generally and in the biotechnology sector. Each of the stock option grant dates since July 7, 2014 is discussed below.

July 7, 2014 and July 30, 2014. The Company received an independent third-party valuation of its ordinary shares as of June 30, 2014 that indicated that the fair value of the ordinary shares on that date was $3.61 per share. In this contemporaneous valuation, the Hybrid Method was used to develop a probability-weighted estimate of the value of the Company’s ordinary share based on an assessment of two future scenarios - a successful IPO in December 2014, analyzed using a PWERM framework with a 25% probability; and a back solve OPM anchored to the recent Series E financing that was raised in April 2014 to capture the range of possible outcomes in case of non-IPO scenario, with a 75% probability and time to liquidity in December 2016. The Company applied a discount in line with the previous valuation to each scenario to reflect the lack of marketability of the Company’s ordinary shares based on the expected time to liquidity.

The July valuations incorporated a possibility of an IPO for the first time, as a result of the Company’s Board of Directors instructing management to start active preparations for an IPO, selecting the lead underwriter, and holding the organizational meeting. The selection of a 25% IPO possibility was consistent with probabilities selected by other similarly situated companies who were several months away from completing the IPO.

It should be noted that for the IPO scenario, the estimated pre-money valuation was $125 million based upon a review of contemporaneous life science IPOs. The IPO underwriters also indicated this pre-money valuation was reasonable. This valuation is consistent and aligns with the estimated valuation as indicted in the Price Range per above. In light of these and other factors, the Company’s board of directors determined that the estimated fair value of the Company’s ordinary share was $3.61 per share as of June 30, 2014.

September 16, 2014. The Company received an independent third-party valuation of its ordinary shares as of September 8, 2014 that indicated that the fair value of the ordinary shares on that date was $3.61 per share. In this contemporaneous valuation, the Hybrid Method was used to develop a probability-weighted estimate of the value of the Company’s ordinary share based on an assessment of two future scenarios - a successful IPO in December 2014, analyzed using a PWERM framework with a 25% probability; and a back solve OPM anchored to the recent Series E financing to capture the range of possible outcomes in case of non-IPO scenario, with a 75% probability and time to liquidity in December 2016. The Company applied a discount of 10% and 50% to each IPO and non-IPO scenario, respectively, to reflect the lack of marketability of the Company’s ordinary shares based on the expected time to liquidity.

[*]Certain confidential information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

3175 HANOVER STREET, PALO ALTO, CA 94304-1130 T: (650) 843-5000 F: (650) 849-7400 WWW.COOLEY.COM

U.S. Securities and Exchange Commission

March 3, 2015

Page Six

For this valuation, it should be noted that for the IPO scenario, the estimated pre-money valuation of $125 million was maintained after further study of market conditions, other IPOs and the Company’s underwriters. This valuation is consistent and aligns with the estimated Price Range of the IPO.  The IPO probability remained at 25% as the Company was still in active preparations for the IPO, had not made a confidential S-1 filing yet and there was no significant change in the sentiment of the Company’s underwriters. In light of these and other factors, the Company’s board of directors determined that the estimated fair value of the Company’s ordinary shares was $3.61 per share as of September 16, 2014.

October 13, 2014. The Company received an independent third-party valuation of its ordinary shares as of September 30, 2014 (three weeks after the previous third-party valuation) that indicated that the fair value of the ordinary share on that date was $3.96 per share. In this contemporaneous valuation, the Hybrid Method was used to develop a probability-weighted estimate of the value of the Company’s ordinary shares based on an assessment of two future scenarios - a successful IPO in December 2014, analyzed using a PWERM framework with a 30% probability; and back solve OPM anchored to the Company’s recent Series E financing to capture the range of possible outcomes in case of non-IPO scenario, with a 70% probability and time to liquidity in December 2016. It should be noted that for the IPO scenario, the estimated pre-money valuation was $125 million, consistent with the previous valuations. The increase in the probability of the IPO from 25% to 30% was primarily attributable to the Company’s progress by submitting its initial confidential draft registration statement on Form S-1 with the SEC on September 17, 2014. The Company applied a discount of 10% and 48% to each IPO and non-IPO scenario, respectively, to reflect the lack of marketability of the Company’s ordinary shares based on the expected time to liquidity.

In light of these and other factors, the Company’s board of directors determined that the estimated fair value of the Company’s ordinary share was $3.96 per share as of October 13, 2014.

In October and November of 2014, the Company held several “test the waters” meetings with potential IPO investors with the hope of concluding the IPO prior to the Company using all of its remaining cash. The investor sentiment was uniform throughout these meetings. It was late in the year, the markets, especially the life sciences IPO market, had weakened significantly, and the Company and its stockholders were best served delaying the IPO road show and closing until the first quarter of 2015.

At this point, the Company had 2 to 3 months of cash on hand and it was imperative that in order to be able to consummate an IPO, the Company had to pursue an interim financing and delay the IPO.

January 24, 2015. The Company received an independent third-party valuation of its ordinary shares as of December 31, 2014 that indicated that the fair value of the ordinary shares on that date was $5.84 per share. In this contemporaneous valuation, the Hybrid Method was used to develop a probability-weighted estimate of the value of the Company’s ordinary shares based on an assessment of two future scenarios - a successful IPO by March 31, 2015, analyzed

[*]Certain confidential information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

3175 HANOVER STREET, PALO ALTO, CA 94304-1130 T: (650) 843-5000 F: (650) 849-7400 WWW.COOLEY.COM

U.S. Securities and Exchange Commission

March 3, 2015

Page Seven

using a PWERM framework with a 50% probability; and back solve OPM anchored to the expected Series E follow-on financing to capture the range of possible outcomes in case of a non-IPO scenario, with a 50% probability and time to liquidity in December 2016. The Company applied a discount of 10% and 44% to each IPO and non-IPO scenario, respectively, to reflect the lack of marketability of the Company’s ordinary shares based on the expected time to liquidity.

Given the Company’s need for cash in the December/January timeframe, the Company was in advanced stage of negotiations with existing and new investors for interim capital. Management anticipated the closing of a follow-on issuance of Series E Preferred Stock at the same price per share paid for the Series E shares in the February 2014 and April 2014 rounds ($8.49 per share), and in fact, closed the third issuance of the Series E Preferred Stock during the last week in January 2015 with existing and new investors. In the December 31, valuation, the Company increased its IPO probability to 50% in light of continued progress with clearing SEC comments on the Company’s S-1 Registration Statement and the expected (although not certain) extension of the Company’s cash runway as a result of closing of the interim financing.

It should be noted that for the IPO scenario in the December valuation, the estimated pre-money valuation was $125 million consistent with the previous valuations, and again confirmed as “reasonable” by the Company’s underwriters. While the interim financing closed in late January and the Company continued to make progress toward making a “public” filing of its S-1, the Board determined the IPO probability to be unchanged at 50% as of January 24, 2015, as several IPO indicators during the month were negative when compared to the month of January 2014:

(i)                                     the January Renaissance IPO price index,

(ii)                                  the January IPO transaction volume, and

(iii)                               the January IPO gross proceeds raised.

Further, three (3) life science IPOs were withdrawn in January and there were at least seven (7) other life sciences IPOs that were further along in the process in late January than the Company, raising the possibility that investor fatigue might become a factor in the Company’s ability to close its IPO by March 31, 2015  In light of the December valuation and the various market indicators described above, the Company’s Board of Directors determined that the estimated fair value of the Company’s ordinary share was $5.84 per share as of January 24, 2015.

In recognition of the Staff’s interest in understanding the factors affecting the difference between, and the midpoint of, the estimated Price Range and the estimated fair value of its ordinary shares as of the July 2014, September 2014, October 2014 and January 2015 grant dates, the Company believes the midpoint of the estimated Price Range is primarily the result of the following factors:

[*]Certain confidential information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

3175 HANOVER STREET, PALO ALTO, CA 94304-1130 T: (650) 843-5000 F: (650) 849-7400 WWW.COOLEY.COM

U.S. Securities and Exchange Commission

March 3, 2015

Page Eight

1.              The ordinary share values as of the various grant dates were based on certain probabilities for a successful IPO, which assumes the conversion of all preferred shares into ordinary shares. The holders of the Company’s preferred shares currently enjoy substantial economic rights and preferences that are senior to the rights of the holders of its ordinary shares. The Price Range assumes the conversion of all of the preferred shares into ordinary shares upon completion of the IPO. The corresponding elimination of the preferred share’s economic rights and preferences necessarily results in a higher valuation of the ordinary shares after the IPO than before it, among other factors. The need to raise interim capital prior to closing the IPO (i.e., closing of the third round of the Series E Preferred Stock financing) also serves to increase the rights and preferences that preferred stockholders have over owners of Ordinary Shares.

2.              The Price Range represents a future per share price for ordinary shares that, if issued in the IPO, will be immediately freely tradable in a public market, whereas the estimated per share fair value of the ordinary shares as of the September 2014, October 2014 and January 2015 grant dates represents a contemporaneous estimate of the fair value of the shares that were then illiquid, might never become liquid, might never be publicly-traded and, even if an IPO is successfully completed, will remain illiquid at least until the expiration of the 180-day lockup period following the IPO.

3.              In late 2014, there was significant uncertainty about the ability of the Company to consummate an IPO prior to being able to successfully close an additional round of financing to be able to continue to finance the Company’s ongoing cash flow needs for the next few months. The round of the Series E financing only closed in late January 2015.

4.              The Company publicly filed the revised S-1 Registration Statement with the SEC on February 6, 2015.

5.              Importantly, during February 2015, the Company and its IPO underwriters received indications of interest from existing investors (including two leading, life sciences institutional investors that participated in the interim financing in January 2015)  to purchase up to approximately 30% of the shares contemplated to be offered in the Company’s proposed IPO.  The Company and its IPO underwriters believe that the reputation of these investors and their indications of interest may  encourage other investors to purchase shares in the IPO. Without the support of these investors, the Company believes that the IPO may have been delayed or the Price Range would be lower.

6.              Additionally, in February 2015, the Company successfully completed a human factors study required by the FDA for approval of the Company’s lead development candidate, Trevyent.

[*]Certain confidential information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

3175 HANOVER STREET, PALO ALTO, CA 94304-1130 T: (650) 843-5000 F: (650) 849-7400 WWW.COOLEY.COM

U.S. Securities and Exchange Commission

March 3, 2015

Page Nine

In summary, the Company respectfully submits that the determination of the per share fair value of its ordinary shares in July 2014, September 2014, October 2014 and January 2015 was consistent with its past practice and consistent with the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation.

As described above, the per-share exercise prices of the stock options granted since July 1, 2014 were supported by contemporaneous independent valuations of the underlying ordinary shares. Accordingly, the Company and its board of directors consider these prices to represent a bona fide estimate of the fair value of the ordinary share as of the grant date.

*        *        *

Please contact me at (650) 843-5636 with any questions or further comments regarding our responses to the Staff’s comments.

Sincerely,

/s/ Michael E. Tenta

Michael E. Tenta

cc:                                Jonathan M.N. Rigby, SteadyMed Ltd.

James C. Kitch, Cooley LLP
Rose L. Standifer, Cooley LLP
Cheryl V. Reicin, Torys LLP

Mile T. Kurta, Torys LLP

[*]Certain confidential information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

3175 HANOVER STREET, PALO ALTO, CA 94304-1130 T: (650) 843-5000 F: (650) 849-7400 WWW.COOLEY.COM